July 9, 2013	98 SAN JACINTO BLVD. SUITE 1500 AUSTIN, TEXAS 78701-4078 TEL +1 512.322.2500 FAX +1 512.322.2501 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

065677.0118	Mollie Duckworth TEL +1 512.322.2551 FAX +1 512.322.8362 mollie.duckworth@bakerbotts.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:      H. Roger Schwall

Karl Hiller

Michael Fay

Kevin Dougherty

Re:          Jones Energy, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-188896

Ladies and Gentlemen:

This letter relates to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as amended through Amendment No. 3 filed on June 28, 2013. On behalf of the Company, we hereby submit for the Commission’s review changes to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Company’s proposed initial public offering (the “Offering”), including responses to oral comments received on the previous submission of the Company’s anticipated price range and share number information. These changes will be included in a future amendment to the Registration Statement.

The Company seeks confirmation from the staff of the Division of Corporation Finance that it may launch its Offering with the updated information specified herein and include such changes in a future filing of the Registration Statement. Please telephone me or Paul Perea, also of Baker Botts L.L.P., counsel for the Company, at 512.322.2551 or 713.229.1674, respectively, with any questions or comments you have regarding the enclosed.

Respectfully,

/s/ Mollie H. Duckworth

Mollie H. Duckworth

Enclosures

cc:           Mr. Mike McConnell (without enclosures)

Jones Energy, Inc.

Mr. Mike Bengtson (without enclosures)

Mr. Paul Perea (without enclosures)

Baker Botts L.L.P.